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Atlas Copco's Capital Markets Day in brief

Stockholm, Sweden, December 4, 2006: Today Atlas Copco holds its Capital Markets Day in Belgium, with a special focus on Compressor Technique. The objective is to give a thorough understanding of Atlas Copco's strategy, structure, and ongoing activities.

"Today Atlas Copco stands stronger than ever: We have three focused, very profitable, global industrial businesses, with excellent growth opportunities" says Gunnar Brock, President and CEO. *"We are well positioned with sales and service in every high-growth region in the world. The markets we serve in these regions are gaining importance by the day as we reach current and new customer groups with new and more innovative product solutions and a broadening aftermarket offering."*

Compressor Technique is a world-leading provider in compressed air products and solutions with principal product development and main manufacturing units in Belgium. Among the highlights presented at the meeting are

- The Z series of oil-free rotary air compressors—the first in the world to be TÜV certified ISO 8573-1 CLASS 0. Risk of any contamination by oil is effectively eliminated during, for example, food and beverage processing.
- The gas and process business, making large engineered systems, has been storming up the ladder to a leading position in applications like air separation, LNG, fuel-gas booster, petrochemical, and chemical markets.
- The acquisition of BeaconMedaes, active in medical air systems and medical utility delivery systems for hospitals. This acquisition enables Atlas Copco to provide medical air solutions to end customers in the growing healthcare market.

Reconfirming the near-term outlook given on October 24, Brock says: *"The demand for Atlas Copco's products and services, from most customer segments, such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level."*

Around 80 analysts, investors, and journalists will attend the Capital Markets Day in Antwerp, Belgium, together with members of Atlas Copco's Group management.

Atlas Copco is a world-leading provider of industrial productivity solutions. The products and services range from compressed-air and gas equipment, generators, construction and mining equipment, industrial tools, and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.